May 24, 2007

VIA EDGAR AND FACSIMILE

(202) 772-9205

Ms. Kathryn Jacobson

Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission, Mail Stop 3720

100 F Street, NE

Washington, D.C. 20549

Re:	QC Holdings, Inc.
Form 10-K for the Fiscal Year ended December 31, 2006
Filed March 14, 2007
File No. 0-50840

Dear Ms. Jacobson:

This letter is submitted on behalf of QC Holdings, Inc. (the “Company”) in response to your comment letter dated May 3, 2007, with respect to the above-referenced Annual Report on Form 10-K for the year ended December 31, 2006. For ease of reference, each comment has been included followed by the Company’s response to the comment.

In accordance with Staff request, the Company’s future filings will be revised as described below to reflect the following responses.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Provision for Losses and Returned Item Policy, page 35

Comment 1: We note that beginning on July 1, 2005 you revised your methodology for estimating the allowance for loan losses to “better reflect the short-term nature of the loan portfolio at each period-end.” Tell us in more detail about your new policy and why you believe such policy is appropriate. Also explain why you believe this policy is a better reflection of your expected losses, specifically detailing why this policy is preferable to the previous policy.

Company Response: Our current policy for computing the allowance for loan losses is as follows:

•

First, we compute the loss/volume ratio for the last month of each reporting period. The loss/volume ratio represents the percentage of aggregate net payday, title and installment loan losses to total payday, title and installment loan volumes during a given period.

•

Second, we compute an adjustment to this percentage to reflect the collections experience in the month immediately following the reporting period end. To estimate collections experience, we compute an average of the change in the loss/volume ratio from the last month of each reporting period to the immediate subsequent month-end for each of the last three years (excluding the current year). This change is then added to, or subtracted from, the loss/volume ratio computed for the last month of the current reporting period to derive an experience-adjusted loss/volume ratio.

•

Third, the period-end gross payday, title and installment loans receivable balance is multiplied by the experience-adjusted loss/volume ratio to determine the initial estimate of the allowance for loan losses.

•

Fourth, we review and evaluate various qualitative factors that might affect the computed initial estimate of the allowance for loan losses, including, among others, known changes in state regulations or laws, changes to our business and operating structure, and geographic or demographic developments.

Using this information, we record an adjustment to the allowance for loan losses through the provision for losses.

Under our old policy, we computed the allowance for loan losses by evaluating the aggregate payday and title loan portfolio based on the historical level of loans charged to expense, and our collections experience over the three months as of March 31, six months as of June 30, nine months as of September 30, and twelve months as of December 31 each year. Note that we did not begin to offer installment loans until May 2006.

We believe the current methodology is superior to the old methodology because the consolidated financial statements better reflect that the loans for which the allowance is being determined are generally less than three weeks old. The old methodology was an average of historical experience, which blended older activity and experience with more recent activity, but failed to look forward to the subsequent month and failed to adjust for timing issues such as seasonality.

The new methodology captures the actual experience for the current month, which reflects the relevant macroeconomic, business, company and industry factors that we are facing, and includes an expectation for the collectibility of current receivables in the next month. Finally, the current methodology provides for a level of qualitative analysis for known items, such as our recent introduction of a new longer-term loan product. Together, these steps provide a better approach for determining an appropriate level of allowance for the current period-end receivables.

The current and previous policies are each fully described in the Form 10-K for the year ended December 31, 2006.

Comment 2: To facilitate our understanding of your revised methodology, please provide us with your calculation of the allowance for loan losses under the new method as of December 31, 2006. Also, provide us with your calculation as of December 31, 2006 assuming you utilized the previous method.

Company Response: Attached as Exhibit I to this response is the computation of the allowance for loan losses as of December 31, 2006 using the current methodology and the old methodology. We believe the new methodology better reflects the current company, macroeconomic, business and industry factors that influence the very short-term nature of the receivables on the balance sheet at any given point in time.

Branch Expense, page 43

Comment 3: We note your disclosure that the favorable loss experience in 2006 reflects reduced charge-offs as a result of the “ongoing benefits of (y)our loan origination-based verification procedures, as well as improved collections.” Please tell us and disclose the nature of your origination-based verification procedures and how or if they changed between 2005 and 2006, thereby resulting in a lower loss ratio in 2006.

Company Response: Historically, our procedures for originating a loan generally included:

•	receiving from the customer a valid identification, a completed application and a check for the loan principal plus fee;
•	verifying in our database that the customer does not currently have a bad loan with us;
•	and determining that their level of pay is sufficient to loan some amount to the customer.

Some states require additional information, such as a pay stub or verification against a statewide database, in which case those procedures would be followed by the branch level personnel. Also, some of our branches require additional information based on the local or regional competitive environment. Finally, we provide our field management with some flexibility in applying loan verification procedures within their regions (subject to the minimum company requirements and mandated state requirements).

During 2005, we experienced an increase in the level of losses and loss ratio, which was attributable to a number of factors, one of which we believed to be our limited origination procedures. As a result, beginning in late 2005 and early 2006, we began to require our branch personnel to perform (at a minimum) two additional origination-based procedures:

•	calling the bank on which the check from the customer was written to verify the account was open (so that we were not being defrauded at the outset of the transaction); and
•	calling at least one phone number provided by the customer to verify that we had a working number to reach the customer.

We believe the addition of these two steps produced a meaningful decline in loan defaults. We have tested, and will continue to test, additional underwriting-type procedures in our branches to assess the potential value of these procedures.

We believe that the disclosure contained in our Form 10-K for the year ended December 31, 2006 provides sufficient information for the investor to understand that we regularly review and revise our loan verification procedures in an attempt to improve our loss experience. We will, however, revise our annual report on Form 10-K for the year ending December 31, 2007 to enhance investor understanding of our standard procedures for loan originations.

Stock Option Grants, page F-27

Comment 4: We note that the expected volatility factor was based on your historical stock trading history. Citing Section D.1 of SAB 107, please tell us:

•	The factors that you considered in calculating historical volatility; and
•	About any changes in circumstances during 2006 which produced an estimate of future volatility that is significantly different from the calculations derived in 2005 and 2004.

Company Response: To determine expected volatility, we first considered whether we should use implied volatility, but concluded that would not be appropriate because we do not have actively traded options or other financial instruments with embedded options.

Accordingly, we determined that historical volatility would be the best approach for valuing our options under Statement of Financial Accounting Standards No. 123R based on our belief that this volatility best produces an estimate that is representative of our expectations about future volatility over the expected term of the various outstanding options. Factors that were important to this determination included:

a)	we have no reason to believe that the future volatility of our shares over the expected or contractual term is likely to be different from past volatility;
b)	the computation of historical volatility was through a simple average calculation method;
c)	a reasonably sufficient number of price observations were used, measured at a consistent point (i.e., daily) throughout the applicable historical period; and
d)	we utilized historical data available for our publicly-traded stock.

Prior to 2006, we based our estimate of expected volatility on the historical volatility of similar entities whose share or option prices were publicly available. We utilized this approach until January 1, 2006, at which point we believed, in our best judgment, that there was a sufficient amount of historical information regarding the volatility of our share price. As of January 1, 2006, our common stock had been trading for nearly 18 months and our price activity appeared to reflect our underlying performance with respect to earnings, industry changes and macroeconomic factors.

Our industry was faced with several regulatory and macroeconomic factors that significantly influenced the prices of the publicly-traded companies during the first half of 2005. The second half of 2005 and fiscal 2006 did not have these types of factors. As a result, the price movement better reflected core operations and earnings growth rather than external factors. In our case, we have grown our branch numbers at an accelerated rate in the last two years, the benefits of which will be realized in the coming years. The volatility of our price (arguably) reflected, at first, investor enthusiasm about the growth prospects and plan, then uncertainty about our ability to achieve the planned growth with reasonable operating results and, lately, acknowledgement that the investment in growth is beginning to provide return. In evaluating future volatility, we concluded that the historical level reflects a similar type of growth-related expectations and challenges; only now the expectations and challenges focus on earnings rather than numbers of branches.

*         *         *

We are authorized to acknowledge on behalf of the Company that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any additional questions, comments or concerns, I would be pleased to discuss those questions, comments or concerns by telephone. I am available at any time to discuss these responses from QC Holdings. Please contact me (816-218-7548) if you have further comments or questions concerning this letter.

Very truly yours,

/s/ Catherine E.K. Wood

Catherine E.K. Wood

cc:	Mr. Douglas E. Nickerson, CFO QC Holdings, Inc.

EXHIBIT I

QC HOLDINGS, INC. AND SUBSIDIARIES

Analysis of Allowance for Losses

	December 31, 2006	December 31, 2006
	OLD METHOD (a)	CURRENT METHOD (b)

Net Write-Off—payday loans (excluding recent acquisition)	$33,124,746	$2,902,893
Net Write-Off—title loans	893,268	110,060
Net Write-Off—installment loans	904,137	180,802

Net Write-Off of All Loans	34,922,151	3,193,755

Payday loans made during the period (excluding recent acquisition)	1,043,545,197	105,006,453
Title loans made during the period	21,223,129	1,595,318
Installment loans made during the period	6,079,459	1,237,316

Total Loans Made During the Period	1,070,847,785	107,839,087

Net Write-Offs as a Percentage of Loans Made	3.26%	2.96%

Average Change in write-off percentage in subsequent month—an average of the past 3 years December to January change	0.00%	0.42%

Adjusted write-off percentage	3.26%	3.38%

Total outstanding payday, title and installment loans, excluding recent acquisition	63,186,559	63,155,060

Computed allowance prior to adjustments	2,060,620	2,134,736

Rounded computed allowance prior to adjustments	2,060,000	2,130,000

Qualitative and Other Adjustments:
Additional amount for installment loans (c)	337,000	337,000
Amount recorded in allowance for losses for loans generated by branches acquired on December 1, 2006 (d)	200,000	200,000
Additional amount for higher than expected January 2007 loss experience (e)	—	315,000

Financial statement allowance total	$2,597,000	$2,982,000

(a)	Computation for the allowance for losses under the old method for the year-end amount aggregates the full-year volume and write-off totals.

(b)	Computation for the allowance for losses under the current method for the December 31, 2006 amount utilizes the December 2006 volume and write-off totals, prior to adjustments.

(c)	We began offering installment loans as a new product in May, 2006. Our loss experience has been higher than our payday and title loan products initially. Accordingly, we have recorded an additional amount to estimate the higher level of losses from this new product.

(d)	We acquired 51 South Carolina branches on December 1, 2006. We recorded these receivables at fair value pursuant to Statement of Position 03-3. At year-end, we recorded an allowance amount for these receivables using the same computation methodology applied to other receivables.

(e)	During our year-end quarterly closing process, we evaluate our write-off and collection experience in the subsequent month in relation to the 3-year average that we compute for our standard computation. Based on this evaluation, which reflected a significantly higher level of losses during January 2007 compared to the 3-year average for the month of January, we recorded an additional amount to the allowance to reflect the higher level of losses in January 2007.